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January 23, 2025

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Metsera, Inc.

3 World Trade Center

175 Greenwich Street

New York, New York 10007

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Metsera, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Jason Drory
Chris Edwards
Tracie Mariner
Lynn Dicker

Re:	Metsera, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-284225)

Ladies and Gentlemen:

On behalf of our client, Metsera, Inc., a Delaware corporation (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company submitted the above-referenced Registration Statement on Form S-1 to the Commission on a confidential basis on November 4, 2024 (the “Draft Submission”), and subsequently submitted an amendment to the Draft Submission to the Commission on December 11, 2024. The Company filed the Registration Statement on Form S-1 (“Registration Statement”) with the Commission on January 10, 2025. The purpose of this letter is to provide the Staff with additional detail

January 23, 2025

regarding the process and methodology used by the Company to determine the fair value of its common stock on each option grant date during the 12 months preceding the date of the financial statements included in the Registration Statement. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by electronic delivery.

Estimated Preliminary Initial Public Offering Price Range

The Company advises the Staff that it currently anticipates that the price range for the initial public offering (the “IPO”) will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

The Company’s discussion of the determination of the fair value of the Company’s common stock for financial reporting purposes is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Determination of the Fair Value of Our Common Stock,” which is included on pages 121 through 122 of the Registration Statement. As disclosed, the Company’s board of directors (the “Board”) has estimated the fair value of the Company’s common stock at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•

the prices at which the Company sold shares of its convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s R&D programs;

•	the Company’s stage of development and business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

•	the lack of liquidity of the common stock and convertible preferred stock;

•	the likelihood of achieving a liquidity event for the Company’s securityholders, such as the IPO or a sale of the Company, taking into consideration prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of September 1, 2023, August 1, 2024 and November 11, 2024. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methods considered for allocating the enterprise value across the Company’s common stock to determine the fair value of its common stock at each valuation date include the following:

•

Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the convertible preferred stock and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

•

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid between PWERM and OPM, where the equity value is estimated based on probability-weighted value across multiple scenarios where the OPM is used to estimate the allocation of value within one or more of those scenarios.

For valuations performed with a valuation date prior to September 27, 2024, the Company utilized the OPM for determining the fair value of its common stock. For valuations performed with a valuation date as of September 27, 2024 and after, the Company utilized the Hybrid Method for determining the fair value of its common stock.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the 12 months preceding the date of the financial statements included in the Registration Statement, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the date of option grant, and the estimated fair value of options per share used to determine stock-based compensation expense for financial reporting purposes:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date
March 15, 2024	3,930,000	$1.49	$1.49
May 13, 2024	610,000	$1.49	$1.49
June 25, 2024	187,500	$1.49	$1.49
July 29, 2024	235,000	$1.49	$1.49
September 27, 2024	6,820,000	$1.84	$1.84
November 12, 2024	3,240,000	$3.48	$3.48
November 28, 2024	2,352,500	$3.48	$3.48

Grants Made on March 15, 2024, May 13, 2024, June 25, 2024 and July 29, 2024

On March 15, 2024, May 13, 2024, June 25, 2024 and July 29, 2024 the Board granted options to purchase an aggregate of 4,962,500 shares of common stock with an exercise price of $1.49 per share, which the Board determined to be the fair value of the common stock on each of the grant dates. In making this determination, the Board considered each of the objective and subjective factors discussed above, including the most recent third party valuation.

The September 1, 2023 valuation was prepared taking into account the Company’s sales of shares of Series A preferred stock through September 1, 2023 at a price of $3.00 per share, for aggregate proceeds of $66.5 million by such date. In particular, the September 1, 2023 valuation determined the Company’s aggregate equity value using the option pricing method (“OPM”) backsolve approach that was based on the $3.00 price paid per share of its Series A preferred stock in the contemporaneous, arm’s-length transactions with new and existing investors. The analysis that resulted in the valuation consisted of the following steps:

1.	An analysis of the capital structure of the Company as of the valuation date and the equity distribution provisions of the Company’s certificate of incorporation upon a liquidity event,

2.	A calculation of the equity volatility based on historical equity volatilities of comparable publicly traded companies for a time horizon equal to the expected time to liquidity event,

3.	The building of an OPM and the calculation of breakpoints according to the equity distribution provisions of the Company’s certificate of incorporation upon a liquidity event,

4.

An allocation of the total equity value among different classes of stock using the OPM (such total equity value was solved such that the probability adjusted value of the Series A preferred stock equaled its issue price of $3.00 per share),

5.	The application of a discount to the value of the common stock based on the estimated lack of marketability of the common stock (a “Marketability Discount”), and

6.

The application of a discount to the value of the common stock based on a probability-weighted average fair value of the common stock in the scenarios of successful completion of the Company’s Phase 1 clinical trials and failure of the Company’s Phase 1 clinical trials (a “Weighted-Average Probability of Success Discount”).

The Marketability Discount estimate reflected a 30% discount for lack of marketability in all scenarios. The Weighted-Average Probability of Success Discount estimate reflected a 60% probability of success (with an assumed positive 65% change in value) and a 40% probability of failure (with an assumed negative 55% change in value).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

After backsolving for an implied equity value, inputting reasonably determined Black-Scholes inputs for equity volatility (based on a management provided estimate for expected time to a liquidity event) and risk-free rate, and after applying a Marketability Discount of 30% and the Weighted-Average Probability of Success Discount described above, the analysis estimated that the fair market value of the common stock as of September 1, 2023 was $1.49 per share.

Between September 1, 2023 and July 29, 2024, the Company continued to operate its business in the ordinary course, including consummating additional sales of shares of Series A preferred stock, at the same per share purchase price, in October 2023 and March 2024, and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $1.48 per share for each grant date from September 1, 2023 to July 29, 2024.

Grants Made On September 27, 2024

On September 27, 2024 the Board granted options to purchase an aggregate of 6,820,000 shares of common stock with an exercise price of $1.84 per share, which the Board determined to be the fair value of the common stock on the grant date. In making this determination, the Board considered each of the objective and subjective factors discussed above, including the most recent third party valuation.

In September 2024, in preparation for additional option grants, the Board requested a new valuation. Given the Company had closed a Series A-1 preferred stock financing on August 1, 2024, the Board sought a valuation as of that date. The August 1, 2024 valuation was prepared taking further into account the Company’s sales of shares of Series A-1 preferred stock on August 1, 2024 at a price of $3.30 per share, for aggregate proceeds of $32.0 million. In particular, the August 1, 2024 valuation determined the Company’s aggregate equity value using a Hybrid Approach that considered a probability-weighted average fair value of the common stock in the following scenarios: (1) the successful completion of the Company’s Phase 1 clinical trials resulting in a near-term IPO transaction, (2) the successful completion of the Company’s Phase 1 clinical trials resulting in a delayed Company sale transaction and (3) the failure of the Company’s Phase 1 clinical trials resulting in a delayed Company sale transaction (a “Weighted-Average Probability of IPO/Sale Discount”). For scenario (1), the Company considered the common stock equivalent methodology and assumed that each share of preferred stock and common stock is equal to $3.30 per share (the price paid per share for the Series A-1 preferred stock sold on August 1, 2024 in contemporaneous, arm’s-length transactions with new and existing investors). For scenarios (2) and (3), the Company considered the OPM based on the $3.30 price paid per share of its Series A-1 preferred stock. The analysis consisted of the same six steps as the original September 1, 2023 valuation, except for an updated step four (the equity value was solved such that the probability weighted value of the Series A-1 preferred stock equaled its issue price of $3.30 per share), updated Marketability Discount and the application of the aforementioned probability-weighted average fair value of the common stock in the three scenarios.

The updated Marketability Discount estimate reflected a 15% discount for the near-term IPO scenario and a 30% discount for both delayed sale scenarios. The Weighted-Average Probability of IPO/Sale Discount estimate reflected (1) a 20% probability for a near-term IPO following a successful completion of the Company’s Phase 1 clinical trials (with an assumed positive 65% change in value), (2) a 60% probability for a delayed sale following a successful completion of the Company’s Phase 1 clinical trials (with an assumed positive 65% change in value) and (3) a 20% probability of a delayed sale following a failure of the Company’s Phase 1 clinical trials (with an assumed negative 55% change in value).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

After backsolving for an implied equity value, inputting reasonably determined Black-Scholes inputs for equity volatility (based on a management provided estimate for expected time to a liquidity event) and risk-free rate, and after applying the Marketability Discount described above and the Weighted-Average Probability of IPO/Sale Discount described above, the analysis estimated that the fair market value of the common stock as of August 1, 2024 was $1.84 per share.

Between August 1, 2024 and September 27, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock was $1.84 per share on September 27, 2024.

Grants Made on November 12, 2024 and November 28, 2024

On November 12, 2024 and November 28, 2024 the Board granted options to purchase an aggregate of 5,592,500 shares of common stock with an exercise price of $3.48 per share, which the Board determined to be the fair value of the common stock on each of the grant dates. In making this determination, the Board considered each of the objective and subjective factors discussed above, including the most recent third party valuation.

The November 11, 2024 valuation was prepared assuming the successful consummation of the Company’s expected sale of shares of Series B preferred stock on November 12, 2024 at a price of $5.04 per share, for aggregate proceeds of $215.0 million. For the avoidance of doubt, the sale of the shares of Series B preferred stock subsequently occurred as expected on November 12, 2024. In particular, the November 11, 2024 valuation determined the Company’s aggregate equity value using a Hybrid Approach that considered a probability-weighted average fair value of the common stock in the following scenarios: (1) the successful completion of the Company’s Phase 1 clinical trials resulting in a near-term IPO transaction, (2) the successful completion of the Company’s Phase 1 clinical trials resulting in a delayed IPO transaction, (3) the successful completion of the Company’s Phase 1 clinical trials resulting in a delayed Company sale transaction and (4) the unsuccessful completion of the Company’s Phase 1 clinical trials resulting in a delayed Company sale transaction (a “Modified Weighted-Average Probability of IPO/Sale Discount”). For scenarios (1) and (2), the Company considered the common stock equivalent methodology and assumed that shares of preferred stock and common stock are equal in value. The Company then determined each potential IPO price using an IPO price step up of 1.2x from the Series B preferred stock price per share of $5.04. The Company determined an IPO price step up of 1.2x based on an analysis of other public company IPO step ups and empirical observations. The Company then applied a discount from the assumed IPO date to the valuation date using a discount rate of 25% from the IPO price step up valuation. For scenarios (3) and (4), the Company considered the OPM based on the $5.04 price to be paid per share of its Series B preferred stock. The analysis consisted of steps one through four from the original September 1, 2023 valuation, except for an updated step four (the equity value was solved such that the probability weighted value of the Series B preferred stock equaled its issue price of $5.04 per share), updated Marketability Discount and the application of the aforementioned probability-weighted average fair value of the common stock in the four scenarios.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

The updated Marketability Discount estimate reflected a 15% discount for the near-term IPO and delayed IPO scenarios, a 20% discount for the successful Phase 1 sale scenario and a 30% discount for the unsuccessful Phase 1 delayed sale scenario. The Modified Weighted-Average Probability of IPO/Sale Discount estimate reflected (1) a 20% probability for a near-term IPO following a successful completion of the Company’s Phase 1 clinical trials, (2) a 30% probability for a delayed IPO following a successful completion of the Company’s Phase 1 clinical trials, (3) a 25% probability for a delayed sale following a successful completion of the Company’s Phase 1 clinical trials and (4) a 25% probability of a delayed sale following a failure of the Company’s Phase 1 clinical trials (with an assumed negative 55% change in value). The updated Marketability Discount and the Modified Weighted-Average Probability of IPO/Sale Discount estimates reflected the following progress made by the Company between September 27, 2024 and November 11, 2024:

•	The Company announced a strategic collaboration to develop and supply the Company’s pharmaceutical inputs with Amneal Pharmaceuticals, Inc.;

•	The Company held its IPO organizational meeting with its management, underwriters and advisors; and

•	The Company’s progress towards a potential IPO, including the confidential submission of its initial draft registration statement and various related workstreams.

This analysis estimated that the fair market value of the common stock as of November 11, 2024 was $3.48 per share.

Between November 11, 2024 and November 28, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, other than the consummation of the Company’s Series B preferred stock financing, the consummation of which was assumed for purposes of the November 11, 2024 valuation. As a result, the Board determined that the fair value of the Company’s common stock remained $3.48 per share at each November 2024 grant date.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to January 10, 2025, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuation metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

The Company believes that the difference between the fair value of its common stock as of November 11, 2024 (after giving effect to the consummation of the Series B preferred stock financing) of $3.48 per share and the $[***] midpoint of the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to November 11, 2024, the date of the Company’s most recent determination of the fair value of its common stock (after giving effect to the consummation of the Series B preferred stock financing).

•	On January 7, 2025, the Company announced positive topline date for its Phase 2a clinical trial for MET-097i.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the November 11, 2024 valuation, the probability weighting of a near-term IPO following a successful completion of the Company’s Phase 1 clinical trials was 20.0%. If the Company had instead applied a weighting of 100% to such scenario, and assuming the removal of any discount for lack of marketability, the fair value of the Company’s common stock in the November 11, 2024 valuation would have been $[***] per share, rather than $3.48 per share.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the November 11, 2024 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding preferred stock of the Company will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

From November 18, 2024 to January 22, 2025, the Company held more than 50 “testing-the-waters” meetings, the first of any such meetings, at which the Company received initial positive feedback from potential investors.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

In conclusion, the Company respectfully submits that the deemed per share fair values of common stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards, as well as the differences between the recent valuations of its common stock and the midpoint of the Preliminary Price Range, are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.

January 23, 2025

The Company respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to Christopher Whitten Bernard, Chief Executive Officer, Metsera, Inc., 3 World Trade Center, 175 Greenwich Street, New York, New York 10007, (212) 784-6595, before it permits any disclosure of the underlined and highlighted information contained in this letter.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (714) 755-8051. Thank you for your assistance.

Sincerely,

/s/ Ross McAloon

Ross McAloon
of LATHAM & WATKINS LLP

cc:	Christopher Whitten Bernard, Chief Executive Officer, Metsera, Inc.

Christopher J. Visioli, Chief Financial Officer, Metsera, Inc.

Peter N. Handrinos, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Rachael Bushey, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Adam V. Johnson, Goodwin Procter LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY METSERA, INC.